

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via E-mail

Mr. John Pulos
Chief Financial Officer
Liberty Silver Corp.
675 Sierra Rose Drive
Suite 112
Reno, NV 89511

   Re: Liberty Silver Corp.
      Form 10-K for Fiscal Year Ended June 30, 2010
      Filed October 13, 2010
      File No. 333-150028

Dear Mr. Pulos:

  We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

         Sincerely,

         /s/ Ethan Horowitz (for)

         Karl Hiller
         Branch Chief